Garban Intercapital

02028057

82-4904

3/21/2002

FEDERAL EXPRESS

SUPPL

RECEIVED
MAR 22 2002
SEC MAIL PROCESSING SECTION WASH, D.C. 354

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: ICAP plc - AVS No. 826617 & 530745

Garban PLC

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

RC:nj
Enclosures

4/10

ICAP

Memorandum

To: Charles Gregson
Michael Spencer
Jim Pettigrew
Declan Kelly
David Gelber
Mike Sheard
Edward Pank

cc: Roger Campbell (for US filing) – 001 201 369 5678
Ed Knight – Merrill Lynch – 020 7772 2919

From: Helen Broomfield

Date: 21 March 2002

Subject: **Announcement to the Stock Exchange**
Intercapital Private Group

RECEIVED MAR 22 2002 354

Please find attached a copy of a letter sent to the London Stock Exchange Announcements Office today.

When the Appendix to the Stock Exchange announcement in this format was first made on 20 March 2001 the figure of 1,142,571 supplied as being the balance of the entitlement due to minority shareholders had already had 198,191 subtracted from it. In fact these shares were transferred on 4 April 2001 when an announcement was made and this figure was again subtracted from the total, leaving a balance of 944,380. Subsequent announcements have been made on the basis of deducting subsequent transfers from this balance.

The last announcement made on 14 November 2001 showed that the balance of entitlement figure was 286,354. Having discovered this double counting error the announcement made today shows that the balance of entitlement figure is 453,769 and this is the explanation for the difference.

Kind regards

Helen

Helen Broomfield
Deputy Company Secretary

Encs.

ICAP

21 March 2002

Company Announcements Office
Old Broad Street
London
EC2N 1HP

Dear Sirs

ICAP plc
AVS No: 826617 and 530745

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received pursuant to Section 198 of the Companies Act 1985.

In addition, please find enclosed a Schedule 11 notification in respect of a declaration received pursuant to Section 199(2) of the Companies Act 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7463 4388.

Yours faithfully

Helen Broomfield

Helen Broomfield
Deputy Company Secretary

Enc.

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR
Tel +44 (0) 20 7606 7592
Fax +44 (0) 20 7374 6743
www.icap.com

Registered Office as above
Registered in England 3611426

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 826617

All relevant boxes should be completed in block capital letters

1. Name of company **ICAP plc**	2. Name of shareholder having a major interest **INTERCAPITAL PRIVATE GROUP LIMITED**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **AS PER 2**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **AS PER 2**

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
-	-	**30,775**	**0.03%**

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 50p EACH	**20.03.02**	**20.03.02**

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
983,769	**0.98%**

14 Any additional information	15. Name of contact and telephone number for queries
SEE ATTACHED NOTIFICATION FROM INTERCAPITAL PRIVATE GROUP LIMITED	**HELEN BROOMFIELD** **020 7463 4388**

16. Name and signature of authorised company official responsible for making this notification

Helen Broomfield

HELEN BROOMFIELD
DEPUTY COMPANY SECRETARY

Date of notification: 21 March 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

INTERCAPITAL

To: The Directors
ICAP plc
(the "Company")

20 March 2002

Dear Sirs

Notification concerning interests in shares

1 We, Intercapital Private Group Limited ("IGL") of Park House, 16 Finsbury Circus, London EC2M 7PQ, being a shareholder of the Company, hereby give notice to the Company, pursuant to the provisions of Section 198(1) of the Companies Act 1985 (the "Act"), of the event referred to in paragraph 3 below.

2 This notice is given in fulfilment of, and for the express purpose of discharging the obligations imposed on us and Mr and Mrs Spencer (who are interested in 42 per cent. of the share capital of IGL) by, the said Section and arising out of the transactions referred to in paragraph 3 below.

3 On 20 March 2002, pursuant to agreements with a number of minority shareholders in our subsidiary company Intercapital Brokerage Services Limited ("IBS"), we disposed of 30,775 ordinary shares of 50 pence each in the capital of the Company.

4 Immediately following the disposal referred to in paragraph 3 above, we and Mr and Mrs Spencer had a notifiable interest (within the meaning of Section 199(2) of the Act), in 26,092,910 shares of 50 pence each in the capital of the Company, 983,769 of which being registered in our name and the balance of 25,109,141 being registered in the name of Incap Netherlands (Holdings) BV.

Yours faithfully

....
For and on behalf of
Intercapital Private Group Limited
Mr & Mrs M Spencer

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO: 530745

All relevant boxes should be completed in block capital letters.

1. Name of company **ICAP plc**	2. Name of director **MR MICHAEL SPENCER**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest **MR M SPENCER AND MRS SPENCER**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **INTERCAPITAL PRIVATE GROUP LTD (1,014,544)** **INCAP NETHERLANDS (HOLDINGS) BV (25,109,141)**
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary **TRANSFER OF SHARES**

7. Number of shares/amount of stock acquired	8. Percentage of issued Class	9 Number of shares/amount of stock disposed	10. Percentage of issued class
-	-	**30,775**	**0.03%**

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
ORDINARY SHARES 50P	**(NOT YET DETERMINED)**	**20/03/02**	**20/03/02**

15. Total holding following this notification **INTERCAPITAL PRIVATE GROUP LTD 983,769** **INCAP NETHERLANDS (HOLDINGS) BV 25,109,141**	16. Total percentage holding of issued class following this notification **INTERCAPITAL PRIVATE GROUP LTD 0.98%** **INCAP NETHERLANDS (HOLDINGS) BV 25%**

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	19. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information **SEE ATTACHED APPENDIX**	24. Name of contact and telephone number for queries **HELEN BROOMFIELD** **020 7463 4388**

25. Name and signature of authorised company official responsible for making this notification

Helen Broomfield

HELEN BROOMFIELD
DEPUTY COMPANY SECRETARY

Date of notification 21 March 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries, Company Monitoring and Enquiries; UK Listing Authority

APPENDIX

Intercapital Private Group Limited ("IGL") has arrangements in place whereby ICAP plc shares will be transferred to minority shareholders in IGL's subsidiary, Intercapital Brokerage Services Limited. These transfers are pursuant to that arrangement. The arrangement dates back to the merger between Intercapital plc and Exco plc in 1998. The balance of the entitlement now amounts to 453,769 shares of ICAP representing 0.45% of the outstanding shares of the company.

Because Michael Spencer owns more than one third of the shares in Intercapital Private Group Limited, he is deemed by the Companies Act, 1985 to be interested in all the shares owned by it. His economic interest in ICAP plc is not altered by this transaction.

21 March 2002